March 20, 2015

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	TRIMEDYNE, INC.
RESPONSE TO COMMENTS DATED MARCH 3, 2015
FILE NO. 0-10581

Dear Mr. Mumford:

Trimedyne, Inc. (the “Company”) hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Glenn D. Yeik

President

Trimedyne, Inc.